

June 19, 2015

Via E-mail
Mr. Morgan F. Johnston
Senior Vice President, General Counsel and Secretary
GreenHunter Resources, Inc.
1048 Texan Trail
Grapevine, TX 76051

RE: **GreenHunter Resources, Inc.**
         Form 10-K for the Year Ended December 31, 2014
         Filed April 15, 2015
         Form 10-K/A for the Year Ended December 31, 2014
         Filed June 2, 2015
         File No. 1-33893

Dear Mr. Johnston:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Signatures

1.   Please note that this annual report should be signed by your principal executive officer, principal financial officer, controller or principal accounting officer as well as the majority of the board of directors. Any person occupying more than one of these specified positions shall indicate each capacity in which he signs. Please refer to the instructions to the Signatures on Form 10-K. See Instruction D(2)(a) to Form 10-K.

Form 10-K/A for the Year Ended December 31, 2014

General

2.   Please amend your Form 10-K/A to include the entire Item 11 executive compensation
        information. See Rule 12b-15 of the Exchange Act.

Item 11. Executive Compensation, page 3

Summary Compensation Table, page 3

3.   In future filings, please include a footnote disclosing all assumptions made in valuing
        your executive officers' stock and option awards. See Instruction 1 to Item 402(n)(2)(v)
        and (vi) of Regulation S-K.

4.   In future filings, please expand the narrative disclosure to your summary compensation
        table. In particular, please discuss the material factors relating to how the annual salaries,
        bonuses, and stock awards for your named executives were determined. For example,
        please disclose the performance criteria that the vesting of your stock option grants is
        based on. See Item 402(o) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

You may contact David Korvin, Staff Attorney, at (202) 551-3236 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief